Exhibit 99.3

Project Core Call Script

Operator

Good morning, ladies and gentlemen. Thank you for standing by and welcome to The Beachbody Company (“Beachbody”) and Forest Road Acquisition Corp. call and webcast. We appreciate everyone joining us today. The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Forest Road Acquisition Corp. and may be accessed on the SEC’s website, including the exhibits thereto. Please note that the press release issued this morning and related SEC documents can also be found on Forest Road Acquisition Corp’s website at https://www.spacroadone.com/ and on Beachbody’s website at https://www.thebeachbodycompany.com/investors.

The investor deck that will be presented as part of today’s discussion has been publicly filed with the SEC and posted on Forest Road Acquisition Corp’s website and Beachbody’s website, where it is available for download. Please review the disclaimers included therein and refer to that as the guide for today’s call. In particular, this call contains forward-looking statements that are subject to risks and uncertainties. Further information about us will be contained in filings with the SEC and we encourage you to read those carefully.

For everyone on the phone, Forest Road Acquisition Corp. and Beachbody will not be fielding any questions on today’s call.

Hosting today’s call are Carl Daikeler, Co-founder, Chairman and CEO of The Beachbody Company and Kevin Mayer, Strategic Advisor of Forest Road Acquisition Corp.

I will now turn the call over to Kevin Mayer. Please go ahead, sir.

Kevin Mayer.

Thank you, and good morning, everyone.

We are very excited to announce that Forest Road Acquisition Corp. has entered into a merger agreement to combine our public company with The Beachbody Company, and execute a concurrent combination with MYXfitness.

Since the announcement of our SPAC, we have been inundated with ideas. We knew we were looking for a company that had a proven and predictable business model and a really strong foundation for growth. At the same time, we wanted to make an investment that fit our expertise in monetizing premium content.

At Disney, Tom Staggs and I were at the center of the ideation and execution of a digital revolution driven by premium content. We acquired premium IP, with acquisitions like Pixar, Marvel, and Lucasfilm. We oversaw a massive pipeline of premium content production. And we helped build new Direct-to-Consumer distribution channels like Disney+, ESPN+, and Hulu. I not only see many parallels at Beachbody to the work we did over the last 15 years, but also the opportunity to leverage the Company’s assets and infrastructure to drive growth, which is why I am excited to join the board of the company and partner with their incredible team for many years to come.

The Beachbody Company today consists of two strong brands in the digital fitness content space, Beachbody on Demand, with the fortuitous acronym of BOD, and Openfit. In my humble opinion, BOD is the Disney+ of fitness, while Openfit is like Masterclass, centered around major influencers, offering live instructional workouts and a unique gamified boutique fitness experience. Each of these brands, or doors into the ecosystem as I call them, have associated nutrition products -- Beachbody supplements for BOD and Ladder Supplements for Openfit. Both serve as a powerful flywheel for retention and results. And soon both will have the opportunity to offer customers a connected in-home fitness option with the MYX bike when we close this deal.

The more we investigated this story during our diligence process, the more we fell in love with it. Rarely do you find a business that is well positioned to capitalize on one mega trend. And yet, in the case of The Beachbody Company, we believe it is positioned perfectly at the epicenter of THREE tailwinds; Digital Subscriptions, Connected Fitness, and Consumer Health and Wellness.

Clearly, digital is now the way we live our lives; our days revolve around screens and content, and BOD, along with Openfit, deliver subscription content solutions at the time and place of people’s choosing, on the devices that people love the most -- we have truly democratized the fitness content industry.

With respect to Connected Fitness, now that more consumers are spending more time at home, they want fitness solutions with high quality equipment that are accessible, convenient, and fit into their busy schedules. With the acquisition of MYX, we will add to our digital subscription base substantially.

And finally, Consumer Health & Wellness. Today, more people than ever are focused on their health, and we believe this trend will continue well into the future. With branded lines of premium nutrition products, we believe Beachbody supplements and Ladder, which is the sports nutrition supplement line founded by LeBron James and Arnold Schwarzenegger that Openfit acquired last year, we have an opportunity to accelerate market share gains. By the way, Lebron and Arnold are shareholders in The Beachbody Company as well as a result of that transaction.

We believe The Beachbody Company’s ability to capitalize on each of these three trends presents a unique opportunity that sets it apart from its competitors in the industry, and with the combination of these three great brands, Beachbody, Openfit, and MYX, we are well-positioned to further unlock the scale of the platform across distribution, marketing, and content creation.

At its core, The Beachbody Company has a 22-year foundation built on content, subscribers, and marketing expertise. We believe the company has the right skillset to invest across these categories, and we will use the proceeds from this transaction to increase marketing spend in order to grow revenue from $1.1 billion in 2021 to over $3 billion in 2025. This forecast is underpinned by solid subscriber retention metrics, and with approximately 40% of revenue in each year carrying over from the previous year, and a very stable and predictable LTV to CAC of over 4 times.

Our conviction in the tremendous success to come for The Beachbody Company is centered around several operating advantages, including:

●	A scaled, branded fitness and nutrition platform generating over $880 million of revenue, 2.6 million paid digital subs in 2020, and a strong track record of profitability

●	A management team that has over 22 years of experience creating high-quality evergreen content with a track record of consistently efficient customer acquisition, and

●	The opportunity to leverage their digital expertise to unlock significant value in connected fitness.

We are confident that these competitive advantages will lead to strong engagement and industry-leading retention rates; and with the backdrop of the three significant tailwinds I highlighted earlier, the company is positioned for significant growth over the coming years. Importantly, we believe the transaction sets the combined company up for long-term success. Forest Road has $300 million in its trust account and we have also secured $225 million in a PIPE led by blue chip institutional investors such as Fidelity and Fertitta Capital. Upon closing, we expect The Beachbody Company will have over $420 million of unrestricted cash on the balance sheet to fund its growth plans. It is worth noting that Carl and all other Beachbody shareholders are not selling a share in this transaction. Following the deal, the founders of Beachbody will own about 48% of the combined business on a fully diluted basis.

And with that, I will hand it over to my new partner and Beachbody Co-Founder Carl Daikeler to talk more about the incredible business he has built.

Carl Daikeler

Thank you Kevin. Good morning and welcome everyone. I share Kevin’s excitement and enthusiasm for the combination of these companies and the opportunities ahead as we shift into a more aggressive period of growth, reaching more people with our holistic solution that brings together fitness, nutrition, and community.

Beachbody is a mission-driven company. While the digital disruption that the fitness industry is currently experiencing is extraordinary, the underlying value of our business comes from our mission to help people achieve their goals and enjoy healthy, fulfilling lives.

This mission puts The Beachbody Company squarely in the center of a $1.5 trillion health and wellness industry, at a time when consumers are increasingly looking for and need effective, affordable, at-home digitally enabled fitness and nutrition solutions. And this evolution in consumer preferences brings with it a massive opportunity - digital fitness spending is projected to reach $59 billion by 2027, up from $6 billion in 2019.

With more than two decades of leadership in at-home wellness, we believe The Beachbody Company is uniquely positioned to capture a meaningful share from this shift to online, and the newly combined company gives us a wide moat and unique competitive advantages to deliver cost-effective results to the mass-market. These include:

●	The deepest library of premium digital fitness content in the industry

●	The tools to support customers seeking healthy results by providing effective meal planning and proprietary nutrition products, and

●	A differentiated at-home connected fitness solution through MYX

●	All underpinned by a scalable platform that leverages our expertise in distribution, marketing and content creation.

As Kevin mentioned, this holistic approach today happens on two customer facing digital platforms, Beachbody on Demand, where our subscribers have access to over 2,000 different on-demand workout videos and an incredible team of coaches helping people stay on track to get results, and Openfit, our newer platform that offers live and on-demand content that incorporates the power of celebrities, brands and influencers. And through the acquisition of MYX Fitness, we are expanding into connected fitness.

Let me walk through each of these platforms in a bit more detail.

Beachbody is the leader in digital fitness content with over 180 million streamed views in 2020. Today, Beachbody has 2.6 million paid digital subscribers that generated $326 million in annual revenue with 89% gross margins. As you can see, it is a profitable model underpinned by impressive KPI’s led by a 96% month over month digital retention rate, world-class engagement of 32% daily average users to monthly average users, and active subscribers averaging 12 workouts a month. Over 70% of our subscribers purchase our annual subscription for access to all our content which is created in-house and is developed as part of a program – a program that is always paired with a nutrition plan and works with a set day-by-day plan and goal in mind. These are network TV quality productions that take our customers on a complete journey to get healthy results, and each program lives in the catalog creating incredible long-term value. A great example is P90X, which is over 15 years old and still generated more than 5 million views last year.

Our digital subscriptions happen on two distinct platforms which share the goal of helping customers get healthy results; Beachbody On Demand, and Openfit. Beachbody on Demand launched in 2016 and features over 86 different comprehensive programs combing fitness and nutrition plans, meditation, groups, and progress tracking. Openfit was launched in 2020 using those same core competencies in content development to create highly engaging live and on-demand fitness classes starring fitness celebrities and influencers. We offer over 400 live classes per week on Openfit featuring a wide variety of workouts including strength training, Pilates, kickboxing, meditation and yoga to name just a few. These classes also allow for guidance with a live certified personal trainer who can help the subscriber during the workout when they turn on their camera. You can imagine how powerful this will be as we take all those core competencies into connected fitness with the MYX Fitness bike.

The acquisition of MYX enables us to really democratize connected fitness thanks to a very compelling price point and an affordable monthly subscription. Integrating our Beachbody On Demand and Openfit content into the MYX bike will offer customers an unprecedented value proposition. What is so exciting about MYX is their research-based, differentiated approach to getting people results. MYX found that there is a vast audience looking for a less competitive experience that is based more on personalized workout intensity as measured by heart rate - the pressure of the leaderboard can be unappealing to a lot of people. We believe that in pairing our approach to really engaging content with the technology MYX has developed, we can create a very compelling experience. Taking it a step further, we can then leverage this connected device to attract a whole new audience of prospective customers who want an affordable bike, access to our industry-leading content, and, most importantly, they want healthy results that come from our total solution.

While Beachbody is known best for its fitness brands, our holistic approach that brings together fitness, nutrition and community is what sets us apart, and is at the core of getting people the results they desire. We integrate meal planning and nutritional subscriptions with the fitness program to deliver unparalleled results. We currently offer 25 different nutrition and supplement products and have a team that’s best-in-class when it comes to R&D and product development. And we have a strong pipeline of new products coming out in the next 6 to 18 months. The same is true for Openfit, which features Ladder as its flagship supplement line. As Kevin mentioned, Ladder was created by LeBron James and Arnold Schwarzenegger in an effort to support LeBron’s on the court performance. And following our acquisition of the company late last year, we are partnering with them to create new fitness content for Openfit. Once again, it is the combination of fitness content, meal planning and nutrition adoption that drives the excitement across our enthusiastic community and we believe we are not only well positioned to capture meaningful share in the years ahead, but it is our obligation to deliver this healthy, total solution to as many people as possible.

The business we have built provides a strong foundation for growth, one that will be accelerated through this transaction and the creation of the new Beachbody Company. We are incredibly excited by the many levers we have to drive both revenue and earnings growth, but most important, allocate capital in a way that will help tens of millions of more people.

Our legacy Beachbody business has a long history of acquiring customers efficiently -- we believe we can supercharge subscriber growth by strategically investing in marketing to double down on customer acquisition using our proven playbook across all three of our key brands by focusing on celebrating the customer experience and their results.

And while we are prominent in the U.S. and Canada, we currently don’t have a significant presence outside of North America. But this is a global opportunity, and we plan to scale quickly to new international markets.

We believe there are opportunities to improve our R&D and supply chain capabilities that would enable faster development and a more robust launch cycle of additional products.

And finally, we believe there are many attractive M&A opportunities in the market that would benefit from The Beachbody Company’s scale, distribution and marketing expertise, which we can pursue with a portion of the funds from this transaction.

For over 22 years we have been fueled by a culture of discipline and a focus on results, not just for customers but also when it comes to managing profitability. For 2020, our consolidated and unaudited GAAP revenue was $880 million and we are projecting a 5-year 30% revenue CAGR off this base, driven by the strategy for growth that I just outlined. We believe that marketing can fuel a fourfold increase in digital subscriptions to over 10 million subscribers and a mid-teens adjusted EBITDA margin by 2025. That's exactly why I'm going all in on this plan – we have an opportunity to help hundreds of millions of people get healthy with a very affordable alternative and we're committed to doing that in a financially productive and profitable way.

The proposed transaction implies an enterprise valuation for The Beachbody Company of $2.9 billion, or two times 2022 expected revenue, which is well below peers across multiple categories.

To wrap up, I am incredibly excited for what lies ahead for us, but most important, what lies ahead for the customer. With our best-in-class digital fitness library, premium nutrition offering and expansion into connected fitness, we are uniquely positioned to capitalize on the digital disruption that is transforming our industry and make sure more people get the healthy results they are looking for. That’s what Beachbody does. We have a seasoned and experience management team, in addition to the partnership of Kevin and Tom, that will serve us well as we embark on the next chapter of growth for our company.

Thank you for your time and attention today. If you have any questions regarding the presentation, please contact Beachbody@icrinc.com.

Thank you again for joining today’s call.